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                              August 24, 2023

       Gregory Bennett
       Principal Executive Officer
       Smith Douglas Homes Corp.
       110 Village Trail, Suite 215
       Woodstock, GA 30188

                                                        Re: Smith Douglas Homes
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 28,
2023
                                                            CIK No. 0001982518

       Dear Gregory Bennett:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted July 28, 2023

       Prospectus summary
       Our company, page 1

   1.                                                   Please elaborate on
your basis for the statement that you are "one of the nation   s fastest
                                                        growing private
homebuilders by number of closings."
       Market opportunity, page 3

   2. In addition to the areas you list here, we note your website also shows Dalton, GA as one of your markets. Please
clarify here and throughout your prospectus where you discuss your geographic markets
whether the Dalton market is included in the Atlanta or another market.
 Gregory Bennett
FirstName LastNameGregory
Smith Douglas Homes Corp. Bennett
Comapany
August 24, NameSmith
           2023        Douglas Homes Corp.
August
Page 2 24, 2023 Page 2
FirstName LastName
3. Please include the description and source for the diagram on page 6. For example, please clarify the period and the geographic location(s) represented by the diagram.
Risk factors
The Tax Receivable Agreement with the Continuing Equity Owners requires us..., page 45

4. We note that payments under the Tax Receivable Agreement are not conditioned upon continued ownership of Smith Douglas Holdings LLC by the exchanging Continuing
         Equity Owners. Please disclose whether payments under the Tax Receivable Agreement would continue even if all of the Continuing Equity Owners were to exchange or redeem their remaining LLC Interests. We also note references to the possibility of an "early termination" of the Tax Receivable Agreement. Please disclose when the agreement will terminate according to its terms.
The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations..., page 54

5. We note your disclosure that you "have elected to use" the extended transition period for emerging growth company. However, on the cover page, we note that you have checked the box indicating that you have "elected not to use" the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Please clarify or revise to reconcile the discrepancy.
Use of Proceeds, page 67

6. Disclosure on page 11 indicates that you intend to fund the $80 million acquisition of
         Devon Street Homes from among other things, cash on hand. Please clarify whether you intend to use proceeds of this offering in the acquisition and provide disclosure required by Instruction 5 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Other factors impacting results of operations, page 87

7. We note your presentation of net new homes sales, contract value of net new homes sales, and ASP of net new homes sales. Please tell us how you determined it was appropriate to use the term "sales" within these metric names, as the term "sales" may indicate that a transaction has closed. Further, please revise your filing to clearly disclose how the contract value of net new homes sales is derived.
Land acquisition strategy, page 132

8. Please elaborate on the material terms of the option contracts you enter into. For example, discuss when the options expire if you do not exercise them, whether the counterparties have any rights to terminate the option contracts, and whether you receive the return of all or any part of your deposit upon expiration or termination. Explain what rights and
 Gregory Bennett
FirstName LastNameGregory
Smith Douglas Homes Corp. Bennett
Comapany
August 24, NameSmith
           2023        Douglas Homes Corp.
August
Page 3 24, 2023 Page 3
FirstName LastName
         obligations that each of you and the counterparty to these option contracts has with regard to the maintenance, development, taxes, insurance and any other expenses associated with the properties. In this regard, we note your statements that you "control" these lots. Clarify whether this means that you simply have the option to acquire them for a limited period of time under the terms of the option contracts. Revise in response to this comment where similar disclosures appear in the prospectus and consider whether there are any material associated risks to be addressed in the risk factor disclosure.
9. Please elaborate on the terms of the agreements noted on page 133 that you have with sellers to support your pipeline of lots. You state that these agreements allow you to evaluate the land without entering into a binding agreement to control the lots, but you also state that you have 717 additional lots included in "total controlled lots" that are still in the due diligence and investigation period, and are presumably subject to these agreements.
Forum Selection, page 167

10. We note disclosure here and in the risk factor regarding exclusive forum on page 56 that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any
derivative action.    Please
         revise this section and the risk factor to disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
11. You state that the federal district courts of the U.S. shall be the exclusive forum for the resolution of claims under the Securities Act. Please note that
Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce your exclusivity provision.
Notes to Consolidated Financial Statements
Note 17 - Subsequent event, page F-23

12. We note that you entered into a letter of intent to purchase substantially all of the assets of
         Devon Street Homes LP and that you are targeting for the transaction to close in the third quarter of 2023. We also note that throughout your filing there is disclosure assuming the consummation of the Devon Street Homes acquisition. Please tell us and revise your filing to clarify if you consider the acquisition of this business to be probable or not, and tell us how you made such determination. Further, tell us how you assessed the the need to include financial statements of Devon Street Homes LP in accordance with Rule 3-05 of
         Regulation S-X and related pro forma financial information reflecting the acquisition
 Gregory Bennett
Smith Douglas Homes Corp.
August 24, 2023
Page 4
       within your pro forma financial information. Within your response, please clarify for us if the acquisition is significant, as contemplated in Rule 3-05 of Regulation S-X.
Signatures, page II-5

13. Please include the signature of your controller or principal accounting officer. See
       Instruction 1 to Signatures in Form S-1.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameGregory Bennett
                                                             Division of
Corporation Finance
Comapany NameSmith Douglas Homes Corp.
                                                             Office of Real
Estate & Construction
August 24, 2023 Page 4
cc:       Benjamin J. Cohen, Esq.
FirstName LastName